Exhibit 5

School of Health Sciences

Granada, Spain

Jaime Muguiro

President -C EMEX Mediterranean

Legal disclaimer

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de

C.V. and its direct and indirect subsidiaries (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CEMEX operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products.

UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE.

Copyright CEMEX, S.A.B. de C.V. and its subsidiaries.

Consistent EBITDA growth, excluding CO2 income

EBITDA

($ M)

375

325 333

3

CO2 110 37

330

265 287

2012 2013 2014

Main Drivers

We increased cement prices in Egypt by an average of 20% in the last two years

Significantly grew our ready-mix volumes in Israel (+18%) and UAE (+62%)

More than doubled cement exports from Spain and Croatia (+3 M tons)

Achieved significant cost reductions in Spain and Croatia ($54 M)

Demand expected to grow throughout the region in the next two years

2015-2016 demand CAGR (1)

Strong Growth (> 6%)

Limited growth (0% - 3%)

Croatia

Spain

Israel

Egypt

UAE

1) Spain, Croatia & Egypt: national cement consumption; Israel & UAE: national ready-mix consumption

However, 2015 will be challenging in some of our markets

Egypt

Israel

Key Issues

Further reduction of energy subsidies and unstable supply of electricity Increased capacity utilization rates in the cement industry Low single-digit demand growth in the informal sector

Lower ready-mix margins, as we could not increase prices last year Lower margins in our aggregates business as a result of higher royalty payments after extending a contract on a large quarry

Our Focus

Maximize cement prices, despite lower volumes Target the formal sector to grow bulk cement and ready-mix volumes Switch to pet-coke as our primary fuel

Announced a 2% price increase in ready-mix effective in March Preserve mineral reserves while we increase our prices to partially offset the increase in royalties

Improved performance in Spain and UAE to partially mitigate headwinds

Spain

UAE

Cement demand growing at an average of 6% in the last 6 months

Announced cement price increase of ~$12 /ton sticking in most markets

Operating leverage as capacity utilization grows

Incremental EBITDA from the integration of Holcim’s assets

Incremental CO2 income after re-opening a cement plant in 2014

Ready-mix volumes expected to grow at double-digit rates

Increased slag exports to Qatar as construction strengthens

Increased capacity utilization rates leading to a reduction in unitary costs

EBITDA growth drivers for 2016 and beyond

Spain Israel Egypt

Volumes to grow at a CAGR of 9% in next three years

Better pricing power

Further incremental annual EBITDA from the integration of Holcim’s assets

Ready-mix volumes to grow at a CAGR of 5%, reaching 6 M m 3

Aggregate volumes to grow by 20% in three years as we open a new quarry

Ready-mix margins to increase by 2.0 pp

Our cement volumes have the potential to recover to pre -revolution levels (~6 M tons)

Competitive fuel costs after switch to pet coke is completed

Stable electricity supply as generation capacity improves in the country

What you should expect from us

Achieve and sustain zero for life

Increase EBITDA, leveraging the recovery and the integration of Holcim´s assets

Continue implementing Value before Volume strategy

Increase sales of value-added products and ready-mix paving solutions

Grow our cement and clinker exports

Reduce fuel costs, using more alternative fuels and pet-coke

Continue divesting non-core assets